

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 5, 2008

Mr. Richard B. Abshire
Chief Financial Officer
Adams Resources & Energy, Inc.
4400 Post Oak Pkwy., Suite 2700
Houston, Texas 77027

> **Re: Adams Resources & Energy, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed March 31, 2008**
> **Response Letter Dated October 2, 2008**
> **File No. 1-07908**

Dear Mr. Abshire:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2007

Management's Discussion and Analysis, page 16

Critical Accounting Policies and Use of Estimates, page 24

Fair Value Accounting, page 24

1.   We have read your response to prior comment two, regarding your accounting for contracts that you consider to be trading activities, not designated as normal purchases and sales. You state that your margins result from the price differential between the acquisition cost at the wellhead relative to the obtained price at the market delivery points, "…less the costs associated with delivering the product."

However, your disclosure under this heading states that you book these margins in the period that the contracts are executed, while "…personnel and other costs associated with servicing accounts as well as substantially all risks associated with the execution of the contracts are incurred during the period of physical product flow and title passage." Please address the following additional points.

(a)   Clarify whether margins recognized upon the initial accounting for contracts designated as trading activities reflect costs associated with delivering the product, or if these costs are only reflected in the overall margin after settlement.

(b)   Tell us the significance of your statement that "underlying the mark-to-market calculation for physical crude oil and natural gas contracts is the fact that all volumes purchased, shipped and then sold have to be balanced…," such that it is clear how the balancing effort factors into the valuation, as you suggest.

(c)   Specify the amounts representing dealer profit (as this term is used in EITF 02-3) recognized for each year on contracts not settled as of the end of each period; and explain how the terms of individual contracts, either a buy absent a sell; or a sell absent a buy, reflect such profit if this is your view.

(d)   Identify the line on which you present these margins in your Statements of Operations, and clarify whether the totals recorded for contracts that had not been settled as of the end of each year correspond to those in the table on page 38.

(e)   Tell us how margins associated with differences in the prices at different locations (e.g. at the wellhead versus market delivery points) are being associated with your accounting for the individual contracts in advance of settlement, as you suggest.

(f)   Tell us whether you regard the prices negotiated in the separate contracts as being other than the fair values of the commodities to be either purchased or sold upon entering into the contracts; and if so, explain the basis for your position.

Mr. Richard B. Abshire
Adams Resources & Energy, Inc.
December 5, 2008
Page 3

Closing Comments

       Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

       You may contact Tracie Towner at (202) 551-3744 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

                                              Sincerely,

                                              Karl Hiller
                                            Branch Chief